# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dada Nexus Limited, CIK 0001793862
CUSIP: 23344D108
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 22/F, Oriental Fisherman's Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai, China (F4), 200082
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001549802
Persons authorized to receive notices and communications: JD.com, Inc., 20th Fl, Build A, No.18 Kechuang 11 St, Yizhuang Eco & Tech Dev Zone, Daxing Dis, Beijing, China (F4), 101000, 86 10 8911-8888

## Reporting persons
- JD.com, Inc. (CIK 0001549802): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- JD.com Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- JD Sunflower Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Windcreek Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Dada Nexus Limited
Address of issuer's principal executive offices: 22/F, Oriental Fisherman's Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai, China (F4), 200082
Comment:
This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on March 4, 2022 (the "Original Schedule 13D"), as amended by an amendment No. 1 on April 26, 2023 (the "Amendment No. 1"), an amendment No. 2 on April 28, 2023 (the "Amendment No. 2"), an amendment No. 3 on September 16, 2024 (the "Amendment No. 3"), an amendment No. 4 on January 27, 2025 (the "Amendment No. 4) and an amendment No. 5 on April 1, 2025 (the "Amendment No. 5") and together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 4 and the Amendment No. 5, the "Statement") filed by JD.com, Inc. ("JD"), JD.com Investment Limited ("JD Investment"), JD Sunflower Investment Limited ("JD Sunflower") and Windcreek Limited (each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of the Issuer, whose principal executive offices are located at 22/F, Oriental Fisherman's Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People's Republic of China.

Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to them in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On June 10, 2025 (Beijing time), an extraordinary general meeting of shareholders of the Issuer was held at the Issuer's office at at No. 76 Zhichun Road, Haidian District, Beijing, People's Republic of China. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the "Plan of Merger") and the transactions contemplated by the Merger Agreement, including the Merger.

On June 16, 2025, the Issuer and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of June 16, 2025, pursuant to which the Merger became effective on June 16, 2025 (the "Effective Time"). As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

At the Effective Time, each ordinary share of the Issuer issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$0.5 in cash without interest, except for (i) shares held by the Reporting Persons, (ii) shares held by the Issuer or any subsidiary of the Issuer or held in the Issuer's treasury, in each case, immediately prior to the Effective Time, and (iii) shares held by shareholders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands, which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such shares in accordance with Section 238 of the Companies Act of the Cayman Islands.

As a result of the Merger, the Issuer's ADSs ceased to trade on the Nasdaq Global Select Market after June 16, 2025. The Issuer has requested the Nasdaq to file an application on Form 25 with the SEC to notify the SEC of the delisting of the ADSs on the Nasdaq and deregistration of the Issuer's registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer's reporting obligations under the Exchange Act will be suspended upon the Company's filing of a certification and notice on Form 15 with the SEC, and will terminate once the deregistration becomes effective.

Accordingly, this Amendment No. 6 constitutes an exit filing for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Merger, as described in Item 4 of this Amendment, the Reporting Persons do not beneficially own any securities of the Issuer identified pursuant to Item 1 or have any voting power or dispositive power over any securities of the Issuer identified pursuant to Item 1.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this statement, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 16, 2025

## Signatures
- JD.com, Inc.: /s/ Sandy Ran Xu, Sandy Ran Xu, Director and Chief Executive Officer (06/16/2025)
- JD.com Investment Limited: /s/ Nani Wang, Nani Wang, Director (06/16/2025)
- JD Sunflower Investment Limited: /s/ Nani Wang, Nani Wang, Director (06/16/2025)
- Windcreek Limited: /s/ Nani Wang, Nani Wang, Director (06/16/2025)